PARAMOUNT ENERGY TRUST

UNIT INCENTIVE PLAN

This document sets out the terms and conditions of the Unit Incentive Plan (the "Plan") of Paramount Energy Trust (“PET") adopted and approved by its unitholders (the "Unitholders") on August 7, 2002.

For the purposes of the Plan, the term "Trading Day" shall mean any day on which the Units of the Fund have traded through the facilities of the Toronto Stock Exchange (the "TSX").

1.

The purpose of the Plan is to provide an effective long term incentive for the directors, officers, employees and direct and indirect service providers (collectively, the “Service Providers”) of PET and its subsidiaries and affiliates from time to time.  For certainty, a Service Provider will be eligible to participate under the Plan notwithstanding services are being provided indirectly by such person through a management agreement or other arrangement with PET or its subsidiaries and affiliates.  The Plan shall come into effect on August 7, 2002, subject to the approval of the TSX and any revisions or amendments thereof as may be required from time to time by the TSX.

2.

The aggregate maximum number of Trust Units issuable under the Plan together with any securities granted under any other security based compensation plan shall be a “rolling” maximum equal to 10 percent (10%) of the outstanding Trust Units at the date of grant.  Any increase in the issued and outstanding Trust Units will result in an increase in the number of Trust Units available under the Plan and any exercises, cancellations, terminations or expirations of Incentive Rights will make new grants available under the Plan.  The number of Trust Units reserved for issuance upon the exercise of Incentive Rights may be increased subject to the policies and approval of the TSX and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders.

3.

The Plan shall be administered by the board of directors of Paramount Energy Operating Corp. or a committee thereof (the “Administrator”) which shall from time to time, at its sole discretion, determine the Service Providers who shall participate under the Plan, the numbers of Incentive Rights to be granted to such Service Providers and the terms of vesting of such Incentive Rights, if any; provided that:

(a)

the aggregate number of Incentive Rights granted to any one Service Provider under this Plan together with any securities granted under any other securities based compensation plans of PET shall not exceed five percent (5%) of the issued and outstanding Trust Units of PET at the date of grant;

(b)

the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Plan together with any securities granted under any other securities based compensation plans of PET shall not exceed ten percent (10%) of the issued and outstanding Trust Units of PET at the date of grant; and

(c)

during any one-year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

4.

Incentive Rights granted under the Plan may not be transferred or assigned.

5.

The Plan and certain amendments to the Plan are subject to the approvals of the TSX and the Unitholders and no Incentive Rights which have been granted prior to the receipt of such approvals may be exercised until such approvals have been received.

6.

Subject to the restrictions on exercise set out in paragraphs 10 and 11 below, Incentive Rights granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding 10 years from the date upon which the Incentive Rights were granted (the "Grant Date"), subject to such terms of vesting as the Administrator may determine, and at the expiration of the Exercise Period, any Incentive Rights which have not been exercised shall expire and become null and void.

7.

The grant price per Incentive Right granted hereunder (the "Grant Price") shall be equal to the per Trust Unit closing price of the Trust Units traded through the facilities of the TSX on the Trading Day immediately preceding the Grant Date.  In the event the Trust Units are not traded through the facilities of the TSX, the Grant Price shall be equal to the per Trust Unit closing price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date.  In the event the Trust Units are not traded on any stock exchange, the Grant Price shall be equal to an amount determined by the Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Administrator indicating a valuation of the Trust Units.

8.

a)

For purposes of this section 8, the following terms are defined as set out below:

"Closing Price" means, for any Trading Day, the per Trust Unit of PET closing price of the Trust Units of PET traded through the facilities of the TSX on that Trading Day;

"Distribution Amount" means, for each full Distribution Period, the amount per Trust Unit of PET of a distribution announced by PET with respect to the Trust Units of PET, and for each period (a "Partial Distribution Period") from a Grant Date that falls on a date other than an Initial Trading Day to the first Last Trading Day following such Grant Date, "Distribution Amount" means the portion of the Distribution Amount for the full Distribution Period in question that equals the number of days in the Partial Distribution Period divided by the number of days in the Distribution Period in question;

"Distribution Period" means the period of time from any Initial Trading Day to and including the immediately following Last Trading Day;

"Exercise Price" for an Incentive Right shall mean, at any given time, the price at which such Incentive Right may be exercised by the holder thereof at that time pursuant to the terms hereof which, on the date of grant of such Incentive Right, shall be equal to the Grant Price;

"Initial Trading Day" means the first Trading Day on which Trust Units of PET trade "ex-distribution" on the TSX with respect to a particular Distribution Amount;

"Last Trading Day" means the last Trading Day before which the Trust Units of PET trade "ex-distribution" on the TSX with respect to a particular Distribution Amount;

"Maximum Permitted Reduction" means the maximum reduction to the Exercise Price permitted in any particular Distribution Period, as defined in subparagraph 8(b) hereof;

"Minimum Return Amount" means, for any Distribution Period, a return of more than 2.5% on PET's consolidated net fixed assets at the end of the immediately preceding calendar quarter, calculated on a per Trust Unit of PET basis;

"Unused Reduction Amount" means, for any Incentive Right:

(i)

for the Distribution Period (the "Second Distribution Period") immediately following the Distribution Period in which that Incentive Right was issued (the "First Distribution Period"), the amount (if any) by which the aggregate reduction to the Exercise Price caused by subparagraphs 8(b) and (c) below in the First Distribution Period is less than the Distribution Amount in the First Distribution Period minus the Minimum Return Amount in the First Distribution Period;

(ii)

for each Distribution Period following the Second Distribution Period, the amount (if any) by which the aggregate reduction to the Exercise Price caused by subparagraphs 8(c) and (d) below for the immediately preceding Distribution Period is less than the Maximum Permitted Reduction for such immediately preceding Distribution Period;

(b)

the holders of Incentive Rights may exercise their Incentive Rights from time to time for the Exercise Price provided that notwithstanding anything contained herein, the Exercise Price shall never be less than $0.001 per Trust Unit and the holders of an Incentive Right may elect to have the Exercise Price equal the Grant Price;

(c)

on each Initial Trading Day, the Exercise Price (at that time) of each outstanding Incentive Right shall be reduced by the amount (if any) by which the Closing Price on the immediately preceding Last Trading Day exceeds the Closing Price on such Initial Trading Day, provided that such reduction shall not exceed an amount (such amount being the "Maximum Permitted Reduction") calculated as follows:

(i)

the Distribution Amount respecting the particular Initial Trading Day, plus

(ii)

the Unused Reduction Amount (if any) for the Distribution Period that immediately precedes such Initial Trading Day, less

(iii)

the Minimum Return Amount for the Distribution Period in which such Initial Trading Day falls; and

(d)

on each Trading Day after an Initial Trading Day until the end of the Distribution Period in which such Initial Trading Day falls, the Exercise Price (at that time) of each outstanding Incentive Right shall be reduced by the amount (if any) by which the Closing Price on such Trading Day is less than the next lowest Closing Price that has occurred prior to that day during such Distribution Period, provided that the aggregate of the reductions to the Exercise Price during such Distribution Period shall not exceed the Maximum Permitted Reduction for such Distribution Period.

9.

The Administrator may, by resolution, vary the 2.5% threshold referred to in paragraph 8 herein from time to time in accordance with the view of the Administrator of the economic environment in which PET operates.

10.

Upon any holder of Incentive Rights ceasing to be a Service Provider for any reason whatsoever during the Exercise Period, other than the death of such holder, all Incentive Rights which have not vested at such date shall terminate and become null and void, and such holder of Incentive Rights shall have until the earlier of:

(a)

sixty (60) days from the date that such holder ceased to be a Service Provider; or

(b)

the end of the Exercise Period,

to exercise the vested Incentive Rights, at the Exercise Price in effect at the time the holder ceased being a Service Provider, and at the expiration of such time, all vested Incentive Rights which have not been exercised shall terminate and become null and void; provided, however, that upon the termination of an employee for cause, the Administrator may, in its sole discretion, determine that all vested Incentive Rights which have not been exercised shall immediately terminate and become null and void.

Incentive Rights shall not be affected by any change of the provision of services by a Service Provider so long as such Service Provider continues to be a Service Provider of PET or its subsidiaries and affiliates.  For the purposes of the Plan, the date of termination of a Service Provider shall be the date on which notice is given in writing to such Service Provider by the Administrator of his termination or of the acceptance of his resignation.  Such date shall not be effected by any notice period required at law or otherwise.

11.

Upon the death of any individual holder of Incentive Rights during the Exercise Period, all Incentive Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Incentive Rights shall have until the earlier of:

(a)

six (6) months from the date of the death of such holder; or

(b)

the end of the Exercise Period,

to exercise the vested Incentive Rights, at the Exercise Price in effect at the time of death of the Service Provider, and at the expiration of such time, all vested Incentive Rights which have not been exercised shall terminate and become null and void.

12.

Incentive Rights granted hereunder shall be exercisable by a holder by delivering written notice to the Administrator specifying the number of Incentive Rights being exercised and the Exercise Price, accompanied by payment in full of the Exercise Price for the number of Incentive Rights for which such exercise is made.  The calculation of the Exercise Price shall be ratified and confirmed by the chief financial officer of the Administrator. Upon receipt of such notice made in accordance with the terms and conditions of the Plan, PET shall cause to be issued and delivered to such holder a certificate representing the Trust Units for which such Incentive Rights have been exercised.

13.

In the event that during the Exercise Period of any Incentive Rights granted hereunder there is a consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units, outstanding Incentive Rights shall be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Incentive Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price of outstanding Incentive Rights shall be adjusted accordingly.

14.

At the sole discretion of the board of directors of Paramount Energy Operating Corp., vesting provisions of Incentive Rights, if any, may be accelerated and all unexercised Incentive Rights may be exercised upon the effective date of a change of control of PET or its subsidiaries and affiliates.  For purposes of this agreement, a "change of control" shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to PET or its subsidiaries and affiliates:

(a)

the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of PET or its subsidiaries and affiliates, of Trust Units which in the aggregate total 20% or more of the then outstanding issued Trust Units, as the case may be; or

(b)

an Offer, as defined in the Trust Indenture of PET dated June 28, 2002, as amended, is made for the acquisition of Trust Units and the Offeror, as defined in such Trust Indenture, has taken up and paid for Trust Units pursuant to the Offer such that the Offeror holds, together with Trust Units already held by the Offeror, in the aggregate 20% or more of the then outstanding Trust Units.

15.

The granting of Incentive Rights hereunder to any Service Provider shall not obligate such Service Provider to exercise such Incentive Rights or any portion thereof.  The holding of Incentive Rights shall not entitle a holder to any rights as a Unitholder.

16.

Despite section 5 of the Plan, the Administrator may amend the Plan and any issued Incentive Rights without approvals from the TSX and Unitholders with respect to the following matters:

(a)

amendments of a housekeeping nature;

(b)

a change to the vesting provisions of a security or plan;

(c)

a change to the termination provisions of an Incentive Right granted pursuant to the Plan which does not entail an extension beyond the original expiry date of such Incentive Right; and

(d)

the amendment of provisions that would subject the holder of Incentive Rights to unfavourable tax treatment under the Income Tax Act (Canada) or other applicable tax laws.

SCHEDULE "A"

NOTICE OF EXERCISE OF TRUST UNIT INCENTIVE RIGHTS

To:  The Board of Directors of Paramount Energy Operating Corp.

The undersigned holder of Incentive Rights hereby gives notice of intention to exercise my Incentive Rights to purchase                  Trust Units of Paramount Energy Trust granted on                                            , 20      , at the following Exercise Price:

Grant Price

($        .        )

Exercise Price

($        .        )

Payment in full of the aggregate Exercise Price for the total number of Incentive Rights being exercised is enclosed.

Date

Signature of Holder of Incentive Rights

Name - Please Print

Address

Please have my certificate sent to me at:

                       above address